UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 2, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vertex Pharmaceuticals Inc.

File No. 0-19319 - CF#24309
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Vertex Pharmaceuticals Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2009.

Based on representations by Vertex Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through November 9, 2013
Exhibit 10.3	through October 31, 2012
Exhibit 10.4	through October 31, 2012
Exhibit 10.5	through October 31, 2012
Exhibit 10.6	through October 31, 2012
Exhibit 4.1	through October 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel